Registration Statement No. 333-162328

FORM T-1
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE
CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2) ☑

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.
(Exact name of trustee as specified in its charter)

95-3571558
(State of incorporation if not a U.S. national bank)	(I.R.S. employer identification no.)

700 South Flower Street Suite 500 Los Angeles, California	90017
(Address of principal executive offices)	(Zip code)
Evelyn T. Furukawa
700 South Flower Street, Suite 500
Los Angeles, California 90017
213.630.6463
(Name, address and telephone number of agent for service)

Comstock Resources, Inc.
(Exact name of obligor as specified in its charter)

Nevada	94-1667468
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

5300 Town and Country Blvd., Suite 500 Frisco, Texas	75034
(Address of principal executive offices)	(Zip Code)
Comstock Oil & Gas, LP
(Exact name of obligor as specified in its charter)

Nevada	75-2272352
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

5300 Town and Country Blvd., Suite 500 Frisco, Texas	75034
(Address of principal executive offices)	(Zip Code)

Comstock Oil & Gas Louisiana, LLC
(Exact name of obligor as specified in its charter)

Nevada	26-0012430
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

5300 Town and Country Blvd., Suite 500 Frisco, Texas	75034
(Address of principal executive offices)	(Zip Code)
Comstock Oil & Gas GP, LLC
(Exact name of obligor as specified in its charter)

Nevada	NOT APPLICABLE
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

5300 Town and Country Blvd., Suite 500 Frisco, Texas	75034
(Address of principal executive offices)	(Zip Code)
Comstock Oil & Gas Investments, LLC
(Exact name of obligor as specified in its charter)

Nevada	90-0155903
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

5300 Town and Country Blvd., Suite 500 Frisco, Texas	75034
(Address of principal executive offices)	(Zip Code)
Comstock Oil & Gas Holdings, Inc.
(Exact name of obligor as specified in its charter)

Nevada	75-2968982
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

5300 Town and Country Blvd., Suite 500 Frisco, Texas	75034
(Address of principal executive offices)	(Zip Code)
Debt Securities
(7 3/4% Senior Notes due 2019)

1.	General information.
(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency United States Department of the Treasury	Washington, D.C. 20219

Federal Reserve Bank	San Francisco, California 94105

Federal Deposit Insurance Corporation	Washington, D.C. 20429
(b)	Whether it is authorized to exercise corporate trust powers.
Yes.

2.	Affiliations with the Obligor.

None of the obligors is an affiliate of the trustee.

3-15.	Not applicable.

16.	List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).
1.	A copy of the articles of association of The Bank of New York Mellon Trust Company, N.A. (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948 and Exhibit 1 to Form T-1 filed with Registration Statement No. 333-152875).

2.	A copy of certificate of authority of the trustee to commence business. (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948).

3.	A copy of the authorization of the trustee to exercise corporate trust powers. (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-152875).

4.	A copy of the existing by-laws of the trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-152875).

6.	The consent of the trustee required by Section 321(b) of the Act.

7.	A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, The Bank of New York Mellon Trust Company, N.A., a banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Houston, and State of Texas, on the 14th day of March, 2011.

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.
By:	/s/ Julie Hoffman-Ramos
	Name:	Julie Hoffman-Ramos
	Title:	Senior Associate